December 13, 2011
By EDGAR

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:	Balchem Corporation (the "Company")
Form 10-K for the Year ended December 31, 2010
Filed February 28, 2011Form 10-Q for the Quarter ended September 30, 2011
Filed November 8, 2011
File No. 1-13648

Dear Mr. Decker:

This is to confirm our agreement that the time in which Balchem is to respond to the contents of the comment letter is extended to December 30, 2011.

Please contact me at (845) 326-5600 if you have any questions.

Sincerely,

/s/ Frank Fitzpatrick
Chief Financial Officer

c: Jeffery Gordon, Staff Accountant